DUKE ENERGY CORPORATION
Steven K. Young
SVP & Corporate Controller
526 S. Church St.
Charlotte, NC 28202

P. O. Box 1006
Charlotte, NC 28201-1006

December 1, 2008

VIA EDGAR

Andrew Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Duke Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Quarter Ended March 31, 2008
Filed May 9, 2008
File No. 1-32853

Dear Mr. Mew:

On behalf of Duke Energy Corporation, we have the following response to comment #8 regarding goodwill impairment testing in your comment letter dated August 21, 2008 relating to Duke Energy Corporation’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) filed by the Company on February 29, 2008 and Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”) filed by the Company on May 9, 2008 (Commission File No. 1-32853).

This letter supplements our letter to you dated September 10, 2008.  In our letter of September 10, we responded to all of the comments in your letter dated August 21, 2008.  However, as our annual goodwill impairment test for 2008 had not been completed as of the date of our response, you requested that we provide you with a summary of the results once our 2008 annual goodwill impairment test was finalized.  This letter is in response to your request.

For your convenience, we have included the comment of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding response following the bold comment. Capitalized terms used but not separately defined herein have the meanings given to such terms in the 2007 Form 10-K or Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2007

Goodwill and Intangible Assets, page 122

8.              Provide to us a summary of your most recent goodwill impairment test summarizing for us the methods used to determine the fair value of your reporting units.  Also, please tell us how you determined the fair value of both your reporting units and the significant factors that were utilized.

As of August 31, 2008, the Company had the following reporting units that had goodwill assigned to them (there were no changes in the reporting units between August 31, 2007 and August 31, 2008):

•                  Domestic operations:

•                  Duke Energy Carolinas

•                  Duke Energy Indiana

•                  Duke Energy Kentucky

•                  Duke Energy Ohio (transmission and distribution only)

•                  Non-regulated Generation (including the non-regulated generation operations in Ohio)

•                  International operations:

•                  International Energy, operates and manages power generation facilities, and engages in sales and marketing of electric power and natural gas outside the United States.

For the annual goodwill impairment assessment performed in 2008, the Company continued to primarily use discounted cash flow analyses to determine fair values of the reporting units. The estimated future cash flows and estimated run rates of operation, maintenance, and general and administrative costs used in the fair value calculations as of August 31, 2008 represent those used in the Company’s other internal forecasts used for management planning purposes.

The following is a summary of the key assumptions used for, and the results from, the annual goodwill impairment assessments as of August 31, 2008.

Domestic Operations

•                  Discount rates - The discount rates used for calculating the fair values as of August 31, 2008 for each of the domestic reporting units were commensurate with the risks associated with each reporting unit, and ranged from 6.75% to 8%.

•                  Forecast period and growth rates – The domestic operations prepare discrete annual forecasts for the next five years, those estimates were used in the calculation of the estimated fair values of the respective reporting units.  A terminal value was then calculated for the period after the next five years.  The estimated long-term growth rate used for the terminal period in the calculation of the fair values as of August 31, 2008 for the domestic operations was approximately 3%.

Each of the domestic reporting units passed the first step of the impairment test as of August 31, 2008.  Duke Energy Kentucky, which is the Company’s smallest reporting unit, with assets of approximately $1.1 billion as of August 31, 2008 (including allocated goodwill of approximately $130 million), passed step one of the impairment test by approximately $80 million.  Each of the remaining domestic reporting units passed step one by at least $500 million.

International Operations

As of August 31, 2008, International Energy had goodwill assigned of approximately $300 million and total assets, including goodwill, of approximately $3.9 billion.

•                  Discount rates - a base discount rate of 8% was used, with specific adders used for each separate jurisdiction in which International Energy operates to reflect the differing risk profiles of the jurisdictions.  This resulted in discount rates for the August 31, 2008 goodwill tests ranging from 8.6% to 12.2%.

•                  Forecast period and growth rate – International Energy prepares discrete forecasts for 15 years.  For the terminal value past the discrete period, International Energy used an assumed growth rate of approximately 3%.

International Energy passed the first step of the goodwill impairment test as of August 31, 2008 by approximately $900 million.

As an overall test of the reasonableness of the estimated fair values of the reporting units, the Company reconciled the combined fair value estimates to its market capitalization as of August 31, 2008.  The reconciliation confirmed that the fair values were reasonably representative of market views when applying a reasonable control premium to the market capitalization.

The Company has also considered whether any economic or other factors occurring subsequent to August 31, 2008 would more likely than not reduce the fair values of any of the reporting units below their respective carrying amounts.  The majority of the Company’s business is in environments that are either fully or partially rate-regulated.  In such environments, as is the case with regulated utilities in general, revenue requirements are adjusted periodically by regulators based on factors including levels of costs, sales volumes and costs of capital.  Accordingly, the Company largely operates with somewhat of a buffer from the direct effects, positive or negative, of significant swings in market or economic conditions.  However, given the magnitude of changes in certain market factors between August and November 2008, the Company performed certain sensitivity analyses of the fair values of the reporting units by considering higher discount rates, and the corresponding effect on future cash flows that would be expected to result from such higher costs of capital, and determined that all reporting units continued to pass step one of the goodwill impairment test.

*           *           *           *           *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 382-7704 with any questions regarding the foregoing.

Very truly yours,

/s/ Steven K. Young
Steven K. Young
Senior Vice President and Controller

cc:	James E. Rogers, Chairman, President and Chief Executive Officer
David S. Maltz, Vice President, Legal and Assistant Corporate Secretary